Nancy A. Smith
Senior Counsel

Lincoln National Corporation
150 N. Radnor Chester Road
Suite A305
December 16, 2009	Radnor, PA 19087-5238
direct 484.583.1704
fax 267.234.0935
nancy.smith3@LFG.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Lincoln National Corporation (File No. 1-6028)
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-163674

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Lincoln National Corporation (the “Company”) hereby respectfully requests withdrawal of its registration statement on Form S-1 (Registration No. 333-163674), together with all exhibits thereto (the “Registration Statement”) filed on December 11, 2009.  The Company is seeking withdrawal because the Registration Statement was inadvertently filed under the incorrect CIK code.  A new registration statement on Form S-1 will be submitted under the correct CIK code.  The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement.

The Company respectfully requests that the Commission issue an order granting a withdrawal of the Registration Statement as soon as practicable.

If you have any questions or require any further information regarding the foregoing application for withdrawal of the Registration Statement, please contact Nancy A. Smith at 484-583-1704.

Very truly yours,

Nancy A. Smith
Senior Counsel